June 15, 2016

VIA EDGAR CORRESPONDENCE

Mr Joel Parker

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldcorp, Inc.
Form 40-F for Year Ended December 31, 2015
Filed March 30, 2016
File No. 001-12970

Dear Mr. Parker:

On behalf of our client, Goldcorp, Inc. (the “Company”), we are responding to your letter dated June 7, 2016 to Russell Ball, the Company’s Chief Financial Officer (the “Comment Letter”), pursuant to which you have requested that the Company provide you with certain information by June 21, 2016. In order to allow the Company sufficient time to respond to your comments and provide the requested information, we hereby request an additional ten business days (until July 6, 2016) to respond to your Comment Letter.

Thank you for your consideration of this matter. If you have any questions regarding this matter, please do not hesitate to contact me at the numbers set forth above.

Sincerely,

/s/ David S. Stone

David S. Stone

cc:	Russell Ball

Charlene Ripley, Esq.